UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 36292 / August 11, 2026.

In the Matter of:

Cliffwater Corporate Lending Fund
Cliffwater Enhanced Lending Fund
Cascade Private Capital Fund
Cliffwater LLC
Certain of their affiliated entities as described in Schedule A to the Application

4640 Admiralty Way, 11th Floor
Marina del Rey, CA 90292

812-15973

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Cliffwater Corporate Lending Fund, et al. filed an application on January 13, 2026, and an amendment to the application on June 11, 2026, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies, registered closed-end management investment companies, and registered open-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On July 14, 2026, a notice of the filing of the application was issued (Investment Company Act Release No. 36251). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Cliffwater Corporate Lending Fund, et al. (File No. 812-15973) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.